UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                        Under the Securities Act of 1934
                               (Amendment No. 20)

                   Pediatric Services of America, Inc. (PSAI)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    705323103
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                  360-604-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 14, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) |X|
                                                                 (b) |_|
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    703,290 common shares (9.7%)
              -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY    -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           703,290
    WITH      -----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                    0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,453,444 shares (20.0%)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      |_|

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) |X|
                                                                 (b) |_|
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    228,799 common shares (3.1%)
              -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY    -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           228,799
    WITH      -----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                    0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,453,444 shares (20.0%)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      |_|

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) |X|
                                                                 (b) |_|
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    76,307 common shares (1.1%)
              -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY    -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           76,307
    WITH      -----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                    0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,453,444 shares (20.0%)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      |_|

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) |X|
                                                                 (b) |_|
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    310,426 common shares (4.3%)
              -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY    -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           310,426
    WITH      -----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                    0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,453,444 shares (20.0%)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      |_|

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The D3 Family Bulldog Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) |X|
                                                                 (b) |_|
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    134,622 common shares (1.9%)
              -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY    -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           134,622
    WITH      -----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                    0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,453,444 shares (20.0%)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      |_|

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
-------------------------------------------------------------------------------

Item 1.     Security and Issuer.

            Common stock of Pediatric Services of America, Inc. (PSAI) 310 Technology Parkway, Norcross GA 30092-2929

Item 2.     Identity and Background.

            The D3 Family Funds are Washington State limited partnerships, whose principal business is investing in the equities of public micro-cap issuers. The D3 Family Funds consist of: D3 Family Fund, L.P, D3 Family Retirement Fund, L.P, D3 Children's Fund, L.P, D3 Offshore Fund, L.P., D3 Family Bulldog Fund, L.P. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by their partners.

Item 4.     Purpose of Transaction

            We have continued buying PSAI shares right up to the company's amended poison pill limit. We now own 20% of the company, minus one share.

            We believe PSAI's share price can triple over the next four years and we see relatively little downside risk, given the company's sturdy balance sheet and capable management.

            We enthusiastically support the big decisions made by PSAI's board of directors during the past 12 months: the hiring of Dan Kohl to be the company's CEO; the decision to focus the company on pediatric home nursing; and the opportunistic decision to monetize the company's pharmacy business.

            As a result of these decisions, we believe that PSAI is now being tightly managed as an operating business for the first time in its life. Management's ability to operate the company for profitability and growth has been enhanced by its ability to focus on just one business.

            Positive operating cash flow and the proceeds from the sale of the pharmacy business endow PSAI with a war chest in excess of $40 Million which it is using to grow its pediatric home nursing business - organically, through new branch openings, and through tuck-under acquisitions in targeted local markets where reimbursement rates are tolerable.

            We would expect over the next four years that the combination of organic growth, new branches, and acquisitions could propel pediatric home nursing revenues to $300 Million, expand operating margins to 15% or higher, and drive earnings per share up to approximately $2.00. This is not pie in the sky. In the past four years Amedisys (AMED) has executed a similar strategy brilliantly in geriatric home nursing. Applying a 20 multiple to $2.00 of EPS, and adding $5 per share for the value of PSAI's respiratory therapy business, would drive PSAI's share price from the upper $14's today to $45. Hence our enthusiastic accumulation of PSAI shares.

Item 5.     Interest in Securities of the Issuer.

            (a,b) D3 Family Funds own and have sole voting and dispositive power over 1,453,444, 20.0 % common shares of PSAI.

            (c)   Fund                             Transaction Date   Shares Bought       Price
                  D3 Children's Fund, L.P.               12/14/2005          27,000       14.87
                  D3 Offshore Fund, L.P.                 10/31/2005             124       14.75
                  D3 Offshore Fund, L.P.                  11/4/2005             378       15.05
                  D3 Offshore Fund, L.P.                  11/7/2005           1,000       15.11
                  D3 Offshore Fund, L.P.                  11/8/2005          21,898       15.01
                  D3 Offshore Fund, L.P.                  11/9/2005          10,100       15.09
                  D3 Offshore Fund, L.P.                 11/11/2005           9,625       15.00
                  D3 Offshore Fund, L.P.                 11/14/2005             861       14.95
                  D3 Offshore Fund, L.P.                 12/16/2005           3,300       14.88
                  D3 Offshore Fund, L.P.                 12/19/2005          28,086       14.99
                  D3 Offshore Fund, L.P.                 12/20/2005          15,000       14.99
                  D3 Family Bulldog Fund, L.P.           10/21/2005           1,000       15.00
                  D3 Family Bulldog Fund, L.P.            12/1/2005           1,169       15.05
                  D3 Family Bulldog Fund, L.P.           12/14/2005          18,400       14.87
                  D3 Family Bulldog Fund, L.P.           12/15/2005           4,828       14.71
                  D3 Family Bulldog Fund, L.P.           12/20/2005           2,100       14.99

            (d)   N/A

            (e)   N/A

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


December 22, 2005                          /s/ DAVID NIERENBERG
-------------------------                  -------------------------------------
                                           President
                                           Nierenberg Investment Management
                                           Company, Inc., the General Partner of
                                           The D3 Family Funds